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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)

                               I-LINK INCORPORATED
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   449927-10-2
                                 (CUSIP Number)

                                 ALLAN C. SILBER
                               COUNSEL CORPORATION
                               THE EXCHANGE TOWER
                        130 KING STREET WEST, SUITE 1300
                        TORONTO, ONTARIO, CANADA M5X 1E3
                                 (416) 866-3000
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications)

                                FEBRUARY 26, 2001
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-l(f) or 13d-l(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

                         (Continued on following pages)

                               (PAGE 1 OF 9 PAGES)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 449927-10-2               13D                        PAGE 2 OF 9 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL COMMUNICATIONS LLC

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS*
         WC, AF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE

NUMBER OF SHARES  (7)      SOLE VOTING POWER
                           97,100,712  (SEE ITEM 5)

BENEFICIALLY      (8)      SHARED VOTING POWER
                           0  (SEE ITEM 5)

OWNED BY EACH     (9)      SOLE DISPOSITIVE POWER
                           97,100,712  (SEE ITEM 5)

REPORTING PERSON  (10)     SHARED DISPOSITIVE POWER
                           0  (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,100,712 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         74.5% (See Item 5)

(14)     TYPE OF REPORTING PERSON*
         OO



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CUSIP NO.  449927-10-2                     13D                 PAGE 3 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC, AF


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES  (7)      SOLE VOTING POWER
                           0  (SEE ITEM 5)

BENEFICIALLY      (8)      SHARED VOTING POWER
                           0  (SEE ITEM 5)

OWNED BY EACH     (9)      SOLE DISPOSITIVE POWER
                           0  (SEE ITEM 5)

REPORTING PERSON  (10)     SHARED DISPOSITIVE POWER
                           0  (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,100,712 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         74.5% (See Item 5)

(14)     TYPE OF REPORTING PERSON*
         CO


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CUSIP NO. 449927-10-2                   13D                    PAGE 4 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CAPITAL CORPORATION


(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
(3)      SEC USE ONLY


(4)      SOURCE OF FUNDS*
         WC, AF


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA

NUMBER OF SHARES  (7)      SOLE VOTING POWER
                           0  (SEE ITEM 5)

BENEFICIALLY      (8)      SHARED VOTING POWER
                           0  (SEE ITEM 5)

OWNED BY EACH     (9)      SOLE DISPOSITIVE POWER
                           0  (SEE ITEM 5)

REPORTING PERSON  (10)     SHARED DISPOSITIVE POWER
                           0  (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 97,100,712 SHARES OF COMMON STOCK (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                   [ ]


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         74.5% (See Item 5)

(14)     TYPE OF REPORTING PERSON*
         CO


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CUSIP NO. 449927-10-2                      13D                 PAGE 5 OF 9 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS*
         NA (See Item 3)

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA

NUMBER OF SHARES  (7)      SOLE VOTING POWER
                           0  (SEE ITEM 5)

BENEFICIALLY      (8)      SHARED VOTING POWER
                           0  (SEE ITEM 5)

OWNED BY EACH     (9)      SOLE DISPOSITIVE POWER
                           0  (SEE ITEM 5)

REPORTING PERSON  (10)     SHARED DISPOSITIVE POWER
                           0  (SEE ITEM 5)

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0  (SEE ITEM 5)

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [X]
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF THE HOLDINGS OF
         COUNSEL CORPORATION, COUNSEL CAPITAL CORPORATION AND COUNSEL COMMUNICATIONS, LLC AS DESCRIBED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% (See Item 5)

(14)     TYPE OF REPORTING PERSON*
         IN


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                                                               PAGE 6 OF 9 PAGES

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D/A-1 relates to the common stock, par value $.007 per share (the "Common Stock"), of I-Link Incorporated, a Florida corporation (the "Issuer") and amends and restates the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 13, 2001 (the "Schedule 13D").

ITEM 2.  IDENTITY AND BACKGROUND.

(a) The reporting persons are (i) Counsel Corporation, an Ontario, Canada corporation ("Counsel"), (ii) Counsel Capital Corporation, an Ontario, Canada corporation and wholly-owned subsidiary of Counsel ("Counsel Capital"), (iii) Counsel Communications, LLC, a Delaware limited liability company that is owned jointly by Counsel and Counsel Capital ("Counsel Communications"), and (iv) Allan C. Silber, an individual citizen of Ontario, Canada. The directors and executive officers of Counsel, Counsel Capital and Counsel Communications as of the date hereof are set forth on Schedule A attached to the Schedule 13D and incorporated herein by reference ("Schedule A").

(b) The principal business address of Counsel, Counsel Capital and Mr. Silber is: Exchange Tower, Suite 1300, 2 First Canadian Place, 130 King Street West, Toronto, Ontario M5X 1E3. The principal business address of Counsel Communications is 280 Park Avenue, West Building, 28th Floor, New York, New York 10017. The principal business address of each of the directors and executive officers of Counsel, Counsel Capital and Counsel Communications is set forth on Schedule A.

(c) Counsel's principal business is the acquisition of significant positions in, and the active management of, a portfolio of operating companies that possess enabling technologies that provide a competitive advantage for their end users and have the potential to contribute to the transformation of the business environment. Counsel Capital is a wholly-owned subsidiary of Counsel. 11.11% of Counsel Communications is owned by Counsel Capital and the remaining 89.89% of Counsel Communications is owned by Counsel. Mr. Silber's principal occupation is the Chairman and Chief Executive Officer of Counsel. The principal occupation of each director and executive officer of Counsel, Counsel Capital and Counsel Communications, including the principal business address and the address of any organization in which such employment is conducted, is set forth on Schedule A attached hereto and is incorporated herein by reference.

         During the last five years, neither Counsel, Counsel Capital, Counsel Communications nor Mr. Silber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, neither Counsel, Counsel Capital, Counsel Communications nor Mr. Silber has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(d)      Mr. Silber is a citizen of Canada.



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                                                               PAGE 7 OF 9 PAGES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Counsel Communications purchased shares of Series M and Series N preferred stock of the Issuer (the "Preferred Stock") from Winter Harbor, LLC, pursuant to the terms of a Securities Purchase Agreement by and between Winter Harbor and Counsel Communications dated March 1, 2001, that is attached to the
Schedule 13D as Exhibit 1.2 (the "Purchase Agreement") and is incorporated herein by reference. The Preferred Stock purchased pursuant to the Purchase Agreement was purchased with an intent to convert it into shares of the Issuer Common Stock, and on March 7, 2001, it was converted into 61,966,057 shares of the Issuer Common Stock.

         On April 17, 2001, Counsel Communications, Issuer, WebToTel Inc., a Delaware corporation and a subsidiary of Counsel Communications ("WebToTel") and I-Link Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Issuer (the "Merger Sub"), entered into an Agreement and Plan of Merger ("Merger Agreement"), whereby Issuer acquired Nexbell Communications ("Nexbell") through the exchange of all of the shares of Nexbell's parent company, WebToTel, for which Counsel Communications received 17,434,489 shares of the Common Stock of Issuer in consideration for its ownership interest in WebToTel (the "Merger"). Prior to the Merger, Counsel Communications owned 99.89% of WebToTel.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer's securities that are presently beneficially owned by Counsel, Counsel Capital, Counsel Communications and Mr. Silber were acquired and are currently being held for investment purposes. Counsel Communications may acquire additional shares on the open market, in privately negotiated transactions or otherwise. Subject to certain transfer restrictions set forth under federal and state securities laws, Counsel Communications may attempt to dispose of the shares owned by it on the open market, in privately negotiated transactions or otherwise.

         Pursuant to the terms of the Securities Support Agreement by and between the Issuer and Counsel Communications dated as of March 1, 2001 (the "Support Agreement"), the Issuer agreed to appoint two (2) designees of Counsel, reasonably acceptable to the Issuer, to the Issuer's Board of Directors. Gary Wasserson and Sam Shimer, the two nominees designated by Counsel Communications, were appointed to the Issuer's Board of Directors on April 15, 2001. The Issuer's Board of Directors currently consists of six (6) members. The Support Agreement also obligates the Issuer, following the initial funding of the Note, to increase the size of the Board of Directors to no more than nine (9) members and, as soon as reasonably possible, to solicit the proxies of the Company's shareholders to elect three (3) additional board nominees designated by Counsel. Thereafter, the Issuer's Compensation and Audit Committees shall each include one Counsel director.

         Counsel Communications further agreed to lend the Issuer up to ten million dollars ($10,000,000), of which nine million four hundred seventy-three thousand dollars ($9,473,000) has been funded as of the date hereof pursuant to a convertible promissory note (the "Note"). The Note has been amended so as to increase the amount that Counsel Communications may lend to Issuer to twelve million dollars ($12,000,000). Counsel Communications may convert the outstanding balance of the Note plus accrued interest at any time after March 1, 2001 at a conversion price of $0.56 per share of Common Stock. As of May 1, 2001 the total outstanding debt under the Note (including principal and accrued interest) was 9,912,093, which is convertible into 17,700,166 shares of Common Stock. The $0.56 conversion price represents 105% of the average closing transaction price of Issuer's Common Stock over the consecutive five-day trading period

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                                                               PAGE 8 OF 9 PAGES


ending February 26, 2001, the date on which Issuer and Counsel executed a binding term sheet related to the loan transaction.

         Except as set forth above, neither Counsel, Counsel Capital, Counsel Communications nor Mr. Silber have any present plans or intentions that would result in or relate to any of the transactions described in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As of the close of business on May 1, 2001, each of Counsel, Counsel Capital and Counsel Communications beneficially owned the aggregate of 97,100,712 shares of the Issuer's Common Stock, which constitutes 74.5% of the outstanding shares of Issuer's Common Stock. Counsel and Counsel Capital are reporting persons for purposes of this Schedule 13D by virtue of their ownership interests in Counsel Communications. The voting percentages shown on pages 2 through 5 of the Schedule 13D are incorporated herein by reference. Mr. Silber is a reporting person for purposes of this Schedule 13D by virtue of being an officer and director of Counsel and various Counsel affiliates and beneficially owning approximately 19.9% of Counsel. Mr. Silber disclaims direct and indirect beneficial ownership of all securities of Issuer owned by Counsel Corporation. Counsel Communications has the sole power to vote and to dispose of all of the shares of Issuer Common Stock held by it. Neither Counsel, Counsel Capital nor Mr. Silber have the power to vote or dispose of any of the shares of Issuer Common Stock to which this Schedule 13D relates.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.1 Agreement to File Jointly dated March 11, 2001 by and among Counsel Corporation, Counsel Capital Corporation, Counsel Communications, LLC and Allan C. Silber (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.2 Securities Purchase Agreement dated March 1, 2001 by and between Winter Harbor, LLC and Counsel Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.3 Securities Support Agreement dated March 1, 2001 by and between I-Link Incorporated and Counsel Communications, LLC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on March 13, 2001).

         1.4 Agreement and Plan of Merger dated April 17, 2001 by and among WebToTel, Inc. Counsel Communications, LLC, I-Link Incorporated and I-Link Acquisition Corp., and certain other shareholders.


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                                                               PAGE 9 OF 9 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    May 2, 2001



                                    COUNSEL CORPORATION



                                    By: /s/ Allan C. Silber
                                        ----------------------------------------
                                        Allan C. Silber
                                        Chairman of the Board and
                                        Chief Executive Officer


                                    COUNSEL COMMUNICATIONS, LLC



                                    By: /s/  Allan C. Silber
                                        ----------------------------------------
                                        Allan C. Silber
                                        Chief Executive Officer


                                    COUNSEL CAPITAL CORPORATION



                                    By: /s/ Allan C. Silber
                                        ----------------------------------------
                                        Allan C. Silber
                                        Chief Executive Officer



                                    /s/ Allan C. Silber
                                    --------------------------------------------
                                    Allan C. Silber, Individually